Exhibit 5

[Baker Botts Letterhead]

April 30, 2003

Liberty Media Corporation
12300 Liberty Boulevard
Englewood, Colorado 80112

Dear Sir/Madam:

        We have acted as special counsel for Liberty Media Corporation (the "Company") in connection with the preparation, execution and filing of Post-Effective Amendment No. 1 (the "Amendment") to the Registration Statement on Form S-8, File. No. 333-67296 (the "Original Form S-8"), which is being filed to (i) decrease the number of shares of the Company's Series A common stock, par value $.01 per share ("Series A Common Stock") registered pursuant to the Original Form S-8 by 10,000,000 shares and to increase the number of shares of the Company's Series B common stock, par value $.01 per share ("Series B Common Stock) registered pursuant to the Original Form S-8 by 10,000,000, and (ii) to include the option plans (the "Plans") listed on the cover of the Amendment which are administered by the Company to the extent that options exercisable for shares of Series A Common Stock or Series B Common Stock were granted there under and remain outstanding.

        In connection with the opinion expressed below, we have made such factual inquiries and have examined or caused to be examined such questions of law as we have considered necessary or appropriate for the purpose of such opinion. On the basis of such inquiries or examinations, it is our opinion that any newly issued shares of Series A Common Stock or Series B Common Stock issued by the Company in accordance with the terms of the Plans will be duly authorized, validly issued and nonassessable.

        We hereby consent to the filing of this opinion as an exhibit to the Amendment. In so doing, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

  Very truly yours,
  /s/ Baker Botts L.L.P.
  Baker Botts L.L.P.